UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at July, 2006

Commission File Number: 000-31501

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated July 14, 2006 announcing completion of National Instrument 43-101 Technical Report on portion of Red Rim Property.

99.2	43-101 Mineral Resource Report on portion of Red Rim Property.

99.2	43-101 Mineral Resource Report on portion of Red Rim Property. (PDF)

99.3	News Release dated July 19, 2006 announcing completion of National Instrument 43-101 Technical Report on Peterson Uranium Project.

99.4	43-101 Mineral Resource Report on Peterson Uranium Project.

99.4	43-101 Mineral Resource Report on Peterson Uranium Project. (PDF)

99.5	News Release dated July 20, 2006 announcing completion of National Instrument 43-101 Technical Report on Moore Ranch Uranium Project.

99.6	NI 43-101 Mineral Resource Report on Moore Ranch Uranium Project.

99.6	NI 43-101 Mineral Resource Report on Moore Ranch Uranium Project. (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: August 16., 2006	By:	/s/ Christine Thompson
Christine Thompson

	Title:	Corporate Secretary